UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 333-258347

Brookfield Business Corporation
(Translation of registrant's name into English)

250 Vesey Street, 15th Floor
New York, New York 10281-1021
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated March 17, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brookfield Business Corporation
(Registrant)

Date: March 17, 2023	/s/ Jane Sheere
Jane Sheere
Corporate Secretary